saft

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 2054[redacted]
U.S.A.

Bagnolet, November 25 2005

RE: Saft Groupe S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)
File No. 82-34897

Dear Sir or Madam,

On behalf of Saft Groupe S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders.

- **John Searle, President of the Management Board of Saft Groupe SA buys 17517 shares.**

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at +33 1 49 93 17 77, jill.ledger@saftbatteries.com - should you have any questions or require further information. Finally, I would greatly appreciate your acknowledging receipt of this letter [and the enclosure] by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, envelope.

Yours faithfully

Jill Ledger
Corporate Communication
and Investor Relations Director

press release
press release

N° 63-05

John Searle, President of the Management Board of Saft Groupe SA buys 17,517 shares

Paris, November 23rd, 2005

Name:	SEARLE
Christian name:	JOHN
Title :	PRESIDENT DU DIRECTOIRE
Type of securities:	SHARES
Type of operation :	PURCHASE OF 17,517 SHARES
Date of operation :	10/11/05
Place of operation :	PARIS
Price of operation :	€ 17.21 per share
Total of operation :	€ 301,467.67

About Saft

Saft is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The group is also the European leader for specialised advanced technologies for the defence and space industries. With approximately 4,000 employees worldwide, Saft is present in 17 countries. Its 16 manufacturing sites and extensive sales network enable the group to serve its customers worldwide."

For more information, visit Saft at www.saftbatteries.com

Press contacts :
Saft - Jill LEDGER, Corporate Communication and Investor Relations Director
Tél. : +33 1 49 93 17 77, e-mail : jill.ledger@saftbatteries.com